Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SEC Mail Processing
Section

JUL 31 2009

Washington, DC
110

29 July 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

09046690

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

p.p.

Dennis Leong
Company Secretary

SUPPL

cag_cosec_syd_prd/68580_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	65,507
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	19,836 @ $32.75 45,671 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 July 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	330,947,290	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,284,810	Options over Ordinary Shares at various exercise prices
		1,320,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,320,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 July 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,834
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	4,500 @ $32.75 13,334 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 July 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	330,965,124	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,203,969	Options over Ordinary Shares at various exercise prices
		1,320,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,320,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 July 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

INTERNALISATION OF MAp MANAGEMENT

SYDNEY, 24 July 2009 – Macquarie Group Limited (Macquarie) notes the announcement today by Macquarie Airports (MAp) that Macquarie and MAp have reached agreement to internalise the management of MAp (Internalisation) subject to MAp securityholder approval.

Macquarie notes that the Independent Directors of MAp have unanimously recommended that MAp securityholders vote in favour of the Internalisation, subject to the Independent Expert finding the transaction to be fair and reasonable. Macquarie and its associates will not be entitled to vote on the proposed Internalisation.

For internalising the management of MAp, Macquarie will receive 150 million new MAp securities, increasing Macquarie's principal holding in MAp from 21.0% to 27.3%.

Macquarie Chief Executive Officer and Managing Director Nicholas Moore said "MAp airports have consistently performed well. We believe significant upside remains in the value of MAp, with its outstanding portfolio of airport assets and strong management team.

We see MAp as an outstanding long-term investment and look forward to participating in this upside through our securityholding".

Key points

- The Internalisation is consistent with the strategy outlined in Macquarie's ASX release of 2 March 2009 on its Listed Specialist Funds of developing a range of initiatives to close the gap between valuation and security market price; and
- In total, listed specialist funds provide less than 5% of Macquarie's operating income before impairments. Therefore, the impact of the proposed Internalisation is not material from an ongoing operating income perspective

Impact on Macquarie

Based on 150 million securities at MAp's last 10-day VWAP[1] traded security price of $A2.30 per security, the securities to be received are currently valued at $A345 million. The final value of the proceeds to Macquarie will be determined based on MAp's security price on the day the proposed transaction becomes unconditional (i.e. the date of the MAp Special General Meeting to vote on the Internalisation).

Given Macquarie accounts for its holding in MAp using the equity accounting method, proceeds Macquarie receives from the Internalisation will be reduced by Macquarie's 27.3% share of the pre-tax expense that will be recorded by MAp as a result of this Internalisation i.e. the net impact of the proceeds Macquarie receives from this Internalisation will be a maximum of 72.7% of the final value of the proceeds[2].

The impact from the Internalisation on Macquarie's net profit after tax (NPAT) will be further impacted by profit share, tax, any future equity accounting income or losses Macquarie will record from its interest in MAp as well as any potential impairment charges associated with Macquarie's holding in MAp, in accordance with applicable Accounting Standards.

---

[1] Volume weighted average price

[2] This is based on the assumption that the final value of the proceeds to be received by Macquarie, which is based on the MAp security price on the date the proposed transaction becomes unconditional, is the same as the security price used to determine the MAp expense which is based on the 10-day VWAP to 23 July 2009.

Contacts:

Stuart Green
Investor Relations
Macquarie Group
Tel: (612) 8232 5008
Email: stuart.green@macquarie.com

Paula Hannaford
Corporate Communications
Macquarie Group
Tel: (612) 8232 4102
Email: paula.hannaford@macquarie.com

Karen Khadi
Investor Relations
Macquarie Group
Tel: (612) 8232 3548
Email: karen.khadi@macquarie.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	3,000 @ $32.26
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 July 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	330,968,124	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,164,800	Options over Ordinary Shares at various exercise prices
		1,320,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,320,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 July 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited &	Macquarie Bank Limited
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	11 June 2009 but 7 November 2007 re: Macquarie Communications Infrastructure Group ("MCG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	21 July 2009
No. of securities held prior to change	50,819 MCG stapled securities.
Class	MCG stapled securities.
Number acquired	Nil
Number disposed	50,819
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.50 per MCG stapled security.
No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Under a scheme approved by MCG holders on 30 June 2009, all MCG stapled securities have been transferred to Canada Pension Plan Investment Board (CPPIB), effective 21 July 2009.

cag_cosec_syd_prd/159547_1

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

24 July 2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	20 July 2009 but 13 November 2008 re: Macquarie Communications Infrastructure Group ("MCG") stapled securities.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary; and • Securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Mr Sheppard is a beneficiary.
Date of change	21 July 2009
No. of securities held prior to change	• 97,837 MCG stapled securities held by Bond Street Custodians Limited as trustee for Macquarie Superannuation (Wallace Richard Sheppard account); and • 125,000 MCG stapled securities held by Lipno Holdings Pty Limited.
Class	MCG stapled securities.
Number acquired	Nil

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/159591_1

Number disposed	• 97,837 MCG stapled securities held by Bond Street Custodians Limited as trustee for Macquarie Superannuation (Wallace Richard Sheppard account); and • 125,000 MCG stapled securities held by Lipno Holdings Pty Limited.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.50 per MCG stapled security.
No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Under a scheme approved by MCG holders on 30 June 2009, all MCG stapled securities have been transferred to Canada Pension Plan Investment Board (CPPIB), effective 21 July 2009.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 24 July 2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited &	Macquarie Bank Limited
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	11 June 2009 but 7 November 2007 re: Macquarie Communications Infrastructure Group ("MCG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	21 July 2009
No. of securities held prior to change	50,819 MCG stapled securities.
Class	MCG stapled securities.
Number acquired	Nil
Number disposed	50,819
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.50 per MCG stapled security.
No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Under a scheme approved by MCG holders on 30 June 2009, all MCG stapled securities have been transferred to Canada Pension Plan Investment Board (CPPIB), effective 21 July 2009.

cag_cosec_syd_prd/159547_1

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

24 July 2009

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place | Telephone (61 2) 8232 3333
Sydney NSW 2000 | Facsimile (61 2) 8232 7780
GPO Box 4294 | Internet http://www.macquarie.com.au
Sydney NSW 1164

27 July 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 24 July 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.009%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 24 July 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited	& Macquarie Bank Limited
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas W Moore
Date of last notice	27 March 2009 but 21 August 2008 re: Macquarie Communications Infrastructure Group ("MCG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest, in bare trust for Nicholas Moore.
Date of change	21 July 2009
No. of securities held prior to change	293,455 MCG stapled securities.
Class	MCG stapled securities.
Number acquired	Nil
Number disposed	293,455 MCG stapled securities.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.50 per MCG stapled security.
No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Under a scheme approved by MCG holders on 30 June 2009, all MCG stapled securities have been transferred to Canada Pension Plan Investment Board (CPPIB), effective 21 July 2009.

cag_cosec_syd_prd/159589_1

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

27 July 2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited &	Macquarie Bank Limited
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas W Moore
Date of last notice	27 March 2009 but 21 August 2008 re: Macquarie Communications Infrastructure Group ("MCG") stapled securities.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest, in bare trust for Nicholas Moore.
Date of change	21 July 2009
No. of securities held prior to change	293,455 MCG stapled securities.
Class	MCG stapled securities.
Number acquired	Nil
Number disposed	293,455 MCG stapled securities.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.50 per MCG stapled security.
No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Under a scheme approved by MCG holders on 30 June 2009, all MCG stapled securities have been transferred to Canada Pension Plan Investment Board (CPPIB), effective 21 July 2009.

cag_cosec_syd_prd/159589_1

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

27 July 2009

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,700
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	11,700 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 July 2009

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
330,979,824	Fully Paid Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
50,207,100	Options over Ordinary Shares at various exercise prices
1,320,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,320,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 July 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

CHAIRMAN'S ADDRESS

MACQUARIE GROUP LIMITED AGM

29 JULY 2009

THE WESTIN, SYDNEY

CHECK AGAINST DELIVERY

Good morning ladies and gentlemen and welcome to Macquarie Group's 2009 Annual General Meeting.

I'm Kevin McCann, the Acting Chairman of the Macquarie Group and I'll be chairing today's meeting.

The Company Secretary has confirmed that a quorum is present, so I formally declare the meeting open.

As well as those shareholders present in person, the holders of 213 million shares, or approximately 64 per cent of the Group's ordinary share capital, are represented by proxies.

Before we get underway, I would like to introduce our Directors and some of our senior executives.

On my right is your Chief Executive Officer Nicholas Moore.

Next to him is the Group's Chief Financial Officer Greg Ward, then Non-Executive Director Catherine Livingstone, Executive Director Laurie Cox and Non-Executive Director Peter Kirby.

On my left is our Company Secretary, Dennis Leong.

Next to him are Non-Executive Directors Helen Nugent, Peter Warne and John Niland.

There are three major components of this morning's meeting.

First, I will present a broad overview of the market conditions we have faced for the past financial year.

I will then hand over to Nicholas to discuss in greater detail our results for the full year to 31 March 2009.

Nicholas will also cover our first quarter performance and provide an update on the outlook for the remainder of the year.

Once we have completed the presentations, we will then move to consider the formal resolutions set out in the Notice of Meeting.

Please be advised that recording devices, photographic equipment and mobile phones may not be used during the meeting.

At the end of the meeting, you are invited to join us for refreshments in the foyer.

Global financial market turmoil in 2008-09

Let me commence with an overview of the past financial year.

It was a year of extreme financial shocks and unexpected and unsettling developments.

A crisis of confidence developed which impacted all major financial markets and quickly spread to the wider economy.

The severity of the cycle was unprecedented as was its impact on financial institutions. Governments around the world acted promptly, particularly in the U.S.A. and Europe. They provided large amounts of capital to support financial institutions as well as guarantees of bank deposits and borrowings.

While the Australian banking system and the economy performed better than most of its global peers, it has not been immune.

Global financial market turmoil in 2008-09

The scale of this crisis of confidence in global financial markets can be seen through movements in the yields of U.S. corporate bonds over a period of some years.

As you can see from the slide, up until the latter half of 2007, market sentiment was very positive.

Optimism for economic growth prospects led to an increase in investor risk appetite.

Equity markets were favourable. Credit was readily available. Housing sectors in key markets were strong and productivity levels were at all time highs.

One effect of these highly favourable conditions was a strong growth in asset prices, particularly in U.S. housing, which in turn led to the creation of an asset bubble.

In early 2007 interest rates began to rise and housing prices started to fall in many parts of the U.S.A., and eventually the housing bubble burst. Following the rapid deterioration of the sub prime mortgage market, home refinancing became increasingly difficult.

The willingness and ability of banks and financial institutions to extend real estate credit was significantly reduced. Defaults and foreclosure activity increased. All of which led to an accelerating crisis in confidence.

Investor fear also rapidly increased as primary liquid funding markets such as securitisation and commercial paper markets all but closed.

Financial institutions reduced or ceased lending to each other and increasingly to broader sections of the market.

Central banks across the U.S. and Europe sought to restore confidence, by injecting billions of dollars into the market within days. Notwithstanding this action, the crisis in confidence continued to grow.

The first key event occurred in March 2008 when J.P. Morgan, with the support of the U.S. Federal Reserve, stepped in to rescue Bear Stearns. This caused a contagion effect, impacting a range of corporates and financial institutions.

Inevitably it created extreme volatility across the full range of financial markets.

This developed into a full-blown panic in September 2008 when a major U.S. financial institution, Lehman Bros, filed for bankruptcy.

Level of fear highlighted by extreme volatility in financial markets

Panic spread, rapidly escalating investor fear. And this affected the wider economy in the form of a steep decline in underlying economic activity.

This can be clearly seen in the extreme spike in the volatility index which, having been relatively benign for a number of years, rose to levels never seen before.

The crisis crossed over to the wider economy

World GDP growth declined dramatically over the second half of 2008 and the first quarter of 2009 as the U.S.A., Japan and Europe descended into recession.

The recent global growth engines - China and India - also experienced sharp falls in domestic growth levels as international trade activity declined.

These falls in economic activity were primarily driven by businesses de-stocking inventory in the last quarter of calendar 2008, and through the first quarter of 2009, at a velocity not previously experienced.

In Australia, growth levels also slowed and the economy only narrowly averted recession in the first quarter of 2009.

Global policy response

The severity of the panic led to an unprecedented and co-ordinated global policy response by governments.

In Australia, the Government introduced a package of fiscal stimulus initiatives to boost broader economic activity.

Also in co-ordination with governments in all the major economies, the Australian Government introduced a range of measures to assist approximately 200 Australian financial institutions cope with the severity of the disruption in the global funding markets and to reassure depositors of their stability.

They included a specific government guarantee of customer deposits and wholesale funding support in exchange for a fee calculated on the basis of the institution's underlying credit rating.

Macquarie, which is a single 'A' rated institution, pays an annual fee of 1% to the Government for a government guarantee of newly issued wholesale funding. We estimate fees to be paid for this guarantee to be approximately $A200 million in FY 2010.

During this period, Macquarie's share price tracked global financials

Throughout the last financial year global equity markets deteriorated, and financial stocks were particularly affected.

The fall in financial stocks can be seen in the movement in the MSCI World Diversified Financials Index which covers all major financial institutions.

From the beginning of August 2007 to the end of March 2009, the index fell 73% driven by the collapse of Bear Sterns and Lehmans. This was despite the injection of large amounts of government equity into financial institutions in the U.S.A. and UK.

As you can see from the slide, Macquarie's share price broadly tracked that of other global financial institutions. In the period from 1 August 2007 to the end of March 2009, Macquarie's share price fell 63%.

Macquarie remained profitable

Importantly, despite extreme market volatility, lack of access to funding in global markets, the failure and enormous losses of global financial institutions, Macquarie remained profitable.

Macquarie recorded a profit after tax of $A871 million for the year to 31 March 2009, which was down 52% on a record profit for the prior corresponding period. Our operating income was down 33% to $A5.5 billion.

This result was marked by a significant number of one-off items including impairments in investments in listed funds and private equity as well as increased credit losses.

Underlying activity levels across the Group remained relatively solid with operating income before impairments falling only 14% on the very strong 2008 financial year.

Our employee profit-sharing model demonstrated clear shareholder alignment with employment expenses falling $1.8 billion or 44% on the prior corresponding period.

Remuneration in financial institutions has attracted a great deal of global comment. I will deal with the Macquarie remuneration model and some observations on the call for uniform global regulation, when presenting the Remuneration Report later in the meeting.

While our Earnings Per Share and Return on Ordinary Equity fell, the 10% Return on Ordinary Equity which was achieved, was a top quartile outcome for financial institutions across the globe.

Total dividends for the full 2009 financial year were $A1.85 per share, reflecting a 60% payout ratio.

Strong risk management remains at the core of Macquarie

Our ability to remain profitable during a period of extreme market volatility is something we believe is based not only on the diversity and financial strength of our business but also on Macquarie's strong risk management framework.

Our long-standing and consistent approach to risk management has always been a fundamental part of the Macquarie model. Each operating group at Macquarie is accountable for risk management, subject to central oversight by the Risk Management Group.

It also receives the close attention of the Chief Executive Officer, the Executive Committee and the Board through the Board Risk Committee.

Every decision-making process at Macquarie requires a thorough analysis of risk.

Our aim is not to take no risk, but to ensure we understand and measure all risks undertaken in each business decision we make.

This analysis involves applying a worst-case approach to the risk assessment. It allows us to assess the financial, reputational or operational impact of the risk at hand.

We then determine the level of risk the Group is prepared to accept or if it is a transaction we wish to undertake.

We measure the impact of the risk on the earnings of a business and not whether it can be absorbed by the Group's capital levels. In other words, while we are prepared to lose some of our current year earnings, we do not wish to put our capital reserves at risk.

It was very reassuring that in a year of extreme volatility, only a few of our stress test limits were exceeded – providing validation of our risk management framework.

There are presently global calls for wholesale reform of the regulation of banks and financial institutions. We support initiatives which increase collaboration between regulators and the harmonisation of disclosures and regulatory regimes.

In Australia, however, we should resist regulation which addresses issues faced by other jurisdictions, but which were not experienced here, because of the prudent risk management practices of Australian banks under a solid regulatory regime.

Regulation should not operate to stifle a financial sector from providing innovative financial products of utility to business and general communities.

Board matters

I turn now to some Board issues.

I am pleased to be able to confirm that David Clarke has made an excellent recovery from his illness and that we look forward to his return to the Chair of Macquarie Group and Macquarie Bank on 31 August.

My role, over the past eight months, as Acting Chair of Macquarie Group and Macquarie Bank has been greatly assisted by the whole-hearted support of my colleagues.

Particular thanks go the Chairs of our Board sub-committees, Helen Nugent, Chair of the Remuneration Committee, Catherine Livingstone, Chair of the Audit and Compliance Committee and Peter Warne who has been Acting Chair of the Risk Committee.

Nicholas Moore became Chief Executive Officer of Macquarie Group in the early stages of the financial crisis – and has throughout it provided highly effective leadership. Nicholas has truly proved to be a man for all seasons in

the way in which he has managed the unprecedented challenges we experienced over the last year.

On behalf of the Board, I would like to thank Nicholas and his Executive Management team for their work.

Let me now turn to the retirement of Laurie Cox.

Laurie Cox retires as a director of the Board at the conclusion of this meeting.

Laurie joined the Macquarie Bank Board as a Non-Executive Director and also became Joint Chairman of Macquarie Corporate Finance in January 1996. He became an Executive Director in March 2004.

Both the Board and the Macquarie management team have benefited from Laurie's long experience in the securities and investment banking industries, as well as his insight about equity capital markets in Australia and globally.

I would like you to join me in thanking Laurie for his outstanding contribution to Macquarie.

Macquarie remains well placed for continuing evolution

In concluding my opening remarks and before I hand over to Nicholas, it is worth noting that while it is too soon to call an end to the recent period of

extreme market volatility, signs of increased market confidence are beginning to emerge.

Notwithstanding these early signs of improvement, confidence remains fragile and there is still a high degree of uncertainty.

While we expect it is more likely that things will improve, we continue to maintain a cautious stance and a conservative approach, particularly with respect to funding and liquidity.

With a solid capital and balance sheet position, strong liquidity, as well as a strong team of executives, Macquarie remains well placed for continuing successful evolution.

I will now hand you over to Nicholas Moore, your Chief Executive Officer, who will take you through the 31 March 2009 financial results in more detail.

Thank you.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

MACQUARIE OPERATIONAL PERFORMANCE IMPROVED IN JUNE QTR

Key points

- **Improved operational performance in June 2009 quarter on immediate prior quarter from all major businesses except Macquarie Capital**
- **Continued balance sheet strength, with surplus capital of $A 4.3b above minimum regulatory capital requirements**
- **Conservative approach to funding and liquidity maintained notwithstanding some improvement in market conditions**

SYDNEY, 29 JULY 2009 – Macquarie Group Ltd (ASX MQG) Managing Director and Chief Executive Officer Nicholas Moore said today that Macquarie had experienced improved operational performances from all its major businesses except Macquarie Capital for the June 2009 quarter compared with the March 2009 quarter.

Speaking ahead of Macquarie's 2009 Annual General Meeting, Mr Moore said Macquarie Securities; Treasury and Commodities; and the Banking and Financial Services businesses all made good contributions to the Group in the three months to 30 June 2009. Macquarie Capital was significantly impacted by the timing and size of transactions.

Mr Moore said Macquarie continues to see a number of one-off items, including:

- A gain of approximately $A180m on financing acquisitions of Macquarie Income Preferred Securities (MIPS) and buyback of subordinated debt; and
- Unrealised loss of $A200m relating to fair value adjustments of issued fixed rate subordinated debt.

In addition to this, profitability is also being impacted by the current high levels of cash on the Group's balance sheet as previously foreshadowed.

Macquarie's balance sheet and funding position remain strong as at 30 June 2009. Cash and liquid assets continue to significantly exceed short-term wholesale issued paper and the funded balance sheet remains well-matched.

In line with our long-term policy of holding a level of capital to effectively support our businesses and to grow the capital base ahead of business requirements, during the quarter we raised an additional $A1.2b of new ordinary share capital through an institutional placement and a share purchase plan.

Consequently, at 30 June 2009, our capital position was further strengthened with $A4.3b of capital in excess of the Group's minimum regulatory capital requirements.

Outlook for the current financial year

Mr Moore said Macquarie continues to maintain a cautious stance with a conservative approach to funding and capital, notwithstanding some improvement in market conditions.

It should be noted that, given the volatility in market conditions, short-term forecasting remains extremely difficult.

In this context, profit for the six months to 30 September 2009 is currently estimated to be approximately midway between the profits reported for the first half and the second half of the 2009 financial year (to 31 March) but remains subject to the impact of market conditions and significant swing factors and excludes the impact of one-off items. The swing factors include the completion rate of transactions, asset realisations and asset prices. In terms of one-off items, to date they have broadly offset each other.

Mr Moore said: "Macquarie's surplus capital and high cash levels, strong team and market conditions provide opportunities for medium term growth. We expect to continue to build on the strength, diversification and global reach of our businesses. Ongoing organic growth initiatives and incremental acquisitions remain underpinned by effective risk management," Mr Moore said.

Update on Specialist Listed Funds

As outlined in Macquarie's ASX announcement on 2 March 2009, steps are being developed and implemented by a number of the Macquarie specialist listed funds to enhance shareholder value.

These steps are focused on closing the gap between the current security prices and the value of the underlying businesses, and ensuring funds have capital and funding structures appropriate for the current funding and economic environment.

Initiatives announced recently include:

- Agreement to internalise management of Macquarie Airports and Macquarie Leisure Trust, subject to securityholder approval
- Macquarie Communications Infrastructure Group takeover offer by CCPIB for $A3.00 per stapled security
- Macquarie Media Group $A50m buyback
- Macquarie Countrywide announced the sale of a number of US properties

Highlights from the address of Macquarie Group Acting Chairman Kevin McCann

Macquarie Acting Chairman, Kevin McCann, said that Macquarie's ability to remain profitable in the year ending 31 March 2009, during a period of extreme market volatility, was due not only to the diversity and financial strength of Macquarie's business but also Macquarie's strong risk management framework and culture.

"Our long-standing and consistent approach to risk management has always been a fundamental part of the Macquarie model. Each operating group at Macquarie is accountable for risk management, subject to central oversight by the Risk Management Group. It also receives the close attention of the Chief Executive Officer, the Executive Committee and the Board through the Board Risk Committee," Mr McCann said.

"It was very reassuring to see that during this year of extreme volatility, very few of our stress test limits were exceeded providing validation of our risk management framework," he said.

Mr McCann noted in his speech that the severity of the global financial crisis last year led to an unprecedented co-ordinated global policy response by governments to avert a severe global recession. Fortunately, this response appears to have been effective, particularly in Australia.

Mr McCann said that while it was too soon to call an end to the recent period of extreme market volatility, signs of increased market confidence were beginning to emerge.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,920
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,920 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 July 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	330,985,744	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,201,180	Options over Ordinary Shares at various exercise prices
		1,320,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,320,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 July 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

MACQUARIE

Macquarie Group Limited

2009 Annual General Meeting



29 July 2009

MACQUARIE

Disclaimer

This presentation has been prepared by Macquarie Group Limited (Macquarie) ABN 94 122 169 279. This presentation is general advice only and does not take account of your objectives, financial situation or needs. Before acting on general advice you should consider the appropriateness of the advice having regard to these matters. Information, including forecast financial information, should not be considered as a recommendation in relation to holding, purchasing or selling securities or other instruments. While due care has been used in the preparation of forecast information, actual results may vary in a materially positive or negative manner. Forecasts and hypothetical examples are subject to uncertainty and contingencies outside the control of Macquarie. Past performance is not a reliable indication of future performance.

MACQUARIE

Macquarie Group Limited

2009 Annual General Meeting



29 July 2009

Kevin McCann AM, Acting Chairman

MACQUARIE

Global financial market turmoil in 2008 – 09

- Market conditions in FY09 were exceptionally challenging
  - Significant volatility and market decline particularly in Nov 08 and Feb 09
- Crisis of confidence followed the collapse of Lehman Bros
- In Sep 08, the financial crisis crossed over to the wider economy
- Global regulatory bodies responded to this crisis through capital injections and guarantees of bank deposits & wholesale funding
- Australian banking system, while affected, remained sound

MACQUARIE

Global financial market turmoil in 2008 – 09

US credit spreads


% p.a. over 10 yr Treasuries
AAA spread
BAA spread
High yield spread
20%
16%
12%
8%
4%
0%
Optimism
Fear
Panic
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Weekly

Data to 31 Dec 08

Level of fear highlighted by extreme volatility in financial markets



VIX Volatility "Fear" Index
90
80
70
60
50
40
30
20
10
0
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Daily
Bear Stearns sold
Lehman Bros collapse

Source: Markit, Macquarie Research, data to 31 Dec 08

The crisis crossed over to the wider economy

MACQUARIE

Meltdown: for housing, the worst is yet to come

BusinessWeek
11 February 2008

Credit on the edge

BusinessWeek
28 February 2008

Twin twisters - Fannie Mae, Freddie Mac and the market chaos

The Economist
19 July 2008

World on the edge

The Economist
4 October 2008

Recession fears fuel worldwide asset sell-off

Financial Times
11 October 2008

The new hard times

Time
13 October 2008

Global policy response: Large scale injections of public funds and fiscal stimulus


Total fiscal stimulus announced/introduced since the crisis began[1]
% of GDP[2]
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Support for the financial sector[3]
Other fiscal policy spending[4]
Australia
UK
US
Canada
China

1. Source: IMF 2. Local GDP for CY07 3. Includes capital injections, purchase of assets and lending by treasury and other contingent commitments such as guarantees and Central Bank support with Treasury backing 4. Includes fiscal policies such as tax cuts and budgets for infrastructure spending

During this period, Macquarie's share price has largely tracked global financials


MSCI World Diversified Financials Index
Macquarie Group
Index
130
120
110
100
90
80
70
60
50
40
30
20
10
0
Aug-07
Nov-07
Feb-08
May-08
Aug-08
Nov-08
Feb-09
Bear Stearns sold to JP Morgan
Lehman Bros collapse
TARP approved, introduction of global fiscal stimulus
Capital injection into Citigroup announced
Capital injection into Bank of America announced

Source: Bloomberg, data to 31 Mar 09

MACQUARIE

Despite this, Macquarie remained profitable

- Macquarie Group remained profitable - $A871m, down 52% on pcp
  - Results marked by a significant number of one-off items including $A2.5b of write-downs which in most part relate to our co-investments alongside investors
- Total operating income $A5.5b, down 33% on pcp
- Employment expenses down $A1.8b or 44% on pcp
- EPS $A3.10, down 54% on pcp
- ROE 9.9%, down from 23.7% in pcp
- Total dividend for FY09 is $A1.85 per share, reflecting a 60% payout ratio for the full year

Strong risk management remains at the core of Macquarie

- Long-standing, stable approach to risk over 30 years
- The essence of risk lies in Macquarie Group business management culture
- This approach is embedded in business unit management and business ownership of risk
- Seek a clear analysis of the risks before taking decisions
- Apply a worst case approach to size all risk types
- Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- This approach is supported by a central Risk Management Group

Board matters

- David Clarke
- Chairs of Board sub-committees
- Nicholas Moore
- Laurie Cox

MACQUARIE

Macquarie remains well placed for continuing evolution

- Too soon to call an end to the crisis but confidence appears to be returning to the market
- Opportunities to grow market share
- Capable, experienced team
- Proven track record of successfully strengthening the business through tough markets
- Strong balance sheet to support business growth initiatives

MACQUARIE

Macquarie Group Limited

2009 Annual General Meeting



29 July 2009

MACQUARIE

Macquarie Group Limited

Overview of Result Announcement for the year ended 31 March 2009



Annual General Meeting
29 July 2009

Nicholas Moore, Managing Director and Chief Executive Officer

Financial performance
Full year ended 31 March 2009



$Am
Operating income of $A5,526m
33% decrease on FY08
10,000
8,000
6,000
4,000
2,000
0
2005
2006
2007
2008
2009
1H09
2H09



$Am
Profit of $A871m
52% decrease on FY08
2,000
1,600
1,200
800
400
0
2005
2006
2007
2008
2009



$A
EPS of $A3.10
54% decrease on FY08
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2005
2006
2007
2008
2009



$A
DPS of $A1.85
46% decrease on FY08
Special
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2005
2006
2007
2008
2009

Diversified by region
International income[1] 52% of total
International staff 43%[2] of total

MACQUARIE

EUROPE, MIDDLE EAST & AFRICA[3]

Income: $A916m
(20% of total)


Dublin
London
Bristol
Paris
Zurich
Geneva
Stockholm
Amsterdam
Frankfurt
Vienna
Munich
Moscow[4]
Dubai
Abu Dhabi
Johannesburg
Cape Town

ASIA PACIFIC

Income: $A1,072m
(24% of total)


Beijing
Tianjin
Shanghai
Seoul
Tokyo
Taipei
Hsinchu
Hong Kong
New Delhi
Manila
Bangkok
Mumbai
Labuan
Kuala Lumpur
Singapore
Jakarta
Sunshine Coast
Brisbane
Gold Coast
Perth
Newcastle
Adelaide
Sydney
Melbourne
Canberra
Auckland
Wellington
Christchurch

AMERICAS

Income: $A359m[5]
(8% of total)


Calgary
Vancouver
Winnipeg
Seattle
Toronto
San Francisco
San Jose
Irvine
Los Angeles
Carlsbad
Bloomfield Hills
Chicago
Denver
Troy
San Diego
Montreal
Boston
New York
Atlanta
Dallas
Austin
Houston
Jacksonville
Miami
Mexico
Sao Paulo

AUSTRALIA

Income: $A2,207m
(48% of total)

1. Income for year to 31 Mar 09. Income in each region excludes earnings on capital and other corporate items. 2. Based on staff number as at 31 Mar 09. 3. Excludes staff in Macquarie First South joint venture. 4. Staff seconded to joint venturer not included in official headcount (Moscow: Macquarie Renaissance, Savannah: Medallist). 5. Contribution for the year to 31 Mar 09 impacted by impairments and equity accounted losses. Contribution for the year to 31 Mar 08 included significant asset realisations

Diversified income
Operating income by source

Operating income (before loan provisions, impairment charges, equity accounted losses and one-off items of income) down 14% on pcp



6 mths to 30 Sep 08
$A4.1b
17%
15%
12%
15%
7%
10%
12%
12%



12 mths to 31 Mar 09
$A7.6b
18%
15%
5%
13%
8%
10%
18%
13%

- Lending, leasing and margin related income
- Institutional and retail cash equities
- Commodities, resources and foreign exchange
- Equity derivatives
- Asset and equity investments
- Macquarie-managed funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
- Third party M&A and advisory income
- Securities funds management and administration

MACQUARIE

Extreme conditions resulted in one-off costs, equity losses & provisions of $A2.5b

- Over half stem from longstanding philosophy of co-investment

	$Ab
Mortgages Italy	0.2
Co-investments	1.5
Loans	0.5
Trading assets	0.3
Total	**2.5**

Assets under management of $A243b

- Inflows affected by financial market disruption, particularly during Sep qtr
- Movement in $A exchange rate had a positive effect while impact of declining equity values was negative



$Ab
250
200
150
100
50
0
Banking and Financial Services[1]
Macquarie Funds Group
Real Estate Banking Division
Macquarie Capital Funds
$A97b
$A140b
$A197b
$A232b
$A243b
2005
2006
2007
2008
2009

1. The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG

Funded balance sheet continued to strengthen

Macquarie Group Limited



31 March 2008
30 September 2008
31 March 2009
$Ab
80
70
60
50
40
30
20
10
0
ST wholesale issued paper (27%)
Other debt[1] maturing in the next 12 mths (17%)
Deposits (18%)
Debt maturing beyond 12 mths (22%)
Equity (12%)
1.1x excess
Cash and liquid assets (28%)
Trading assets (17%)
Loan assets < 1 year (17%)
Loan assets > 1 year (24%)
Equity investments[2] (9%)
ST wholesale issued paper (25%)
Other debt[1] maturing in the next 12 mths (14%)
Deposits (22%)
Debt maturing beyond 12 mths (23%)
Equity (12%)
1.4x excess
Cash and liquid assets (34%)
Trading assets (12%)
Loan assets < 1 year (17%)
Loan assets > 1 year (24%)
Equity investments[2] (9%)
ST wholesale issued paper (10%)
Other debt[1] maturing in the next 12 mths (9%)
Deposits (25%)
Debt maturing beyond 12 mths (39%)
Loan capital
Hybrid
Equity (12%)
3.9x excess
Cash and liquid assets (41%)
Trading assets (12%)
Loan assets < 1 year
Loan assets > 1 year (26%)
Equity investments[2] (10%)
Assets held for sale
Debt investment securities
PPE & intangibles
Funding sources
Funded assets

Note: These charts represent Macquarie Group Limited's funded balance sheets at the respective dates noted above.

1. Includes Structured Notes, Secured Funding, Bonds, Other Bank Loans maturing within the next 12 mths and Net Trade Creditors. 2. This represents the Group's co-investment in Macquarie-managed funds and equity investments

Consistently strong capital base

- Well capitalised – surplus over minimum regulatory requirements of $A3.1b[1]
- Increased regulatory capital by approx $A5.4b over the past three years
  — Majority of capital raised before global financial crisis - $A3.6b[2]



$Ab
12
10
8
6
4
2
0
$A4.8b
$A7.2b
$A9.3b
$A10.2b
2006
2007
2008
2009
Pre-restructure: Tier 1 regulatory capital (Basel I)
Post-restructure: Eligible regulatory capital (Basel II)

1. As at 31 Mar 09. Does not include the $A1.2b capital raisings and $A0.3b MIPS buyback completed post balance date 2. From 1 Apr 06 to 31 Jul 07

MACQUARIE

Successes achieved in a testing year

Macquarie Securities

- Cash equities – Retained No.1 in Australia
- – Asia – leading research rankings
- Equity derivatives – Market leader in Australia, Singapore, Hong Kong, Korea
- ECM – $A11b equity raised
- Canada growth initiatives
- US profitable
- Europe break even

Macquarie Capital

- 299 deals, worth $A203b:
  - – Infrastructure: up 38%
  - – Resources: up 245%
- Ranked No.1 for HK IPOs in CY08 and 4Q09[1]
- Funds:
  - – $A8b equity raised
  - – Over $A6b available equity in unlisted funds

Macquarie Funds

- First quartile performance:
  - – Credit
  - – Global REITs
  - – Quantitative equities

Treasury and Commodities

- Operating income up 24%:
  - – FX: up 31%
  - – Energy: up 175%
- Constellation acquisition

Banking and Financial Services

- Retail deposits: up 103%
- Retail stockbroking – No. 1 in Australia
- Strong growth in Macquarie Life Insurance
- Significant expansion of Macquarie Pastoral Fund
- Exited margin loans, Italian mortgages

1. Source: Bloomberg

MACQUARIE

Macquarie model – focus over the medium term

- Client driven business
- Alignment of interests with shareholders, investors, staff
- Conservative approach to risk management
- Incremental growth and evolution
- Diversified by business and geography
- An ability to adapt to change

Macquarie model – focus over the medium term 2004-2009

Operating income


2004
$A2.8b
Original businesses (37%)
Organic growth (23%)
2009
New businesses (40%)
$A7.6b[1]

40% of FY09 operating income[1] comes from businesses that did not exist 5 years ago

1. Represents operating income before loan provisions, impairment charges, equity accounted losses and one-off items of income

Macquarie model – focus over the medium term 2004-2009

	Macquarie Securities	Macquarie Capital	Macquarie Funds	Treasury and Commodities	Corporate and Asset Finance	Banking and Financial Services
% of income[1] derived from businesses that did not exist 5 years ago:						
	73%	41%	43%	30%	52%	8%
Businesses/activities entered:						
2004	Asia	Asia ECM			Aviation, electronics, meters	Premium funding
2005	Cash: India	India	Retail	Natural gas: US, UK		Coin Software
2006	South Africa JV	China	International expansion	Coal, emissions, freight, emerging markets	Rolling stock	Macquarie Life
2007	Orion Securities	Orion Securities, Giuliani Capital, US restructuring		Power: US, renewables	China, Europe	India JV, credit cards, OzForex, Pastoral Fund
2008	US, Europe	Renewables		Credit trading	CIT Systems Leasing	Private Banking: Asia
2009			Fixed income: US	Power: Europe, Constellation	Strategic alliances	UK Wrap

1. Represents operating income before loan provisions, impairment charges, equity accounted losses and one-off items of income

Macquarie model – focus over the medium term 2009+

2009+ initiatives	Macquarie Securities	Macquarie Capital	Macquarie Funds	Treasury and Commodities	Corporate and Asset Finance	Banking and Financial Services
Continue to grow market share around the world as competitors reduce/exit						
Expansion of existing business	Asia, Canada, South Africa	US, Canada, Europe, UK, Asia, Tristone	Offshore products, high alpha commodity	Energy, natural gas, coal trading	Equipment leasing, rolling stock	High margin business, online, UK Wrap
Business/ product develop-ment	US, Europe, India	Mexico, Dubai, Stockholm, Russia; range of renewable initiatives	Fund options, equity-linked deposits, annuity	Credit trading, US futures, gas metering, wet freight	US, China	India, UHNW Private Wealth
Other initiatives	Global broker, build out synthetic products platform	Selective recruitment: advisory	Acquisitions: asset managers	Refine/grow: FX, agriculture, futures, US debt	Maritime, US speciality leasing funds management, high-margin corporate loans	Selective acquisition

Growth through the cycle



Hill Samuel UK opens branch office in Sydney
Recession
Currency crisis
1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979
US banks capital losses
Global debt crisis
US recession
$A floated
Savings and loan crisis
MBL established
First listed property trust
Enter stockbroking
Stock market crash
London office opens
Recession
Global real estate crash
Hills Motorway
Mortgage securitisation
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994
MBL listed
Asian financial crisis
Russian debt crisis
BT Australia acquired
Dot com crash
9/11
US recession
Sydney Airport
SARS
ING acquired
Thames Water
Giuliani Capital
Orion Securities
CIT Systems Leasing
Group Restructure
Significant market disruption
Global financial crisis
Constellation
Tristone
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

We're making a difference to communities

Volunteering

An important part of life for many of our people

More than 900

Community organisations supported globally

$A26m

Total contributions – staff + Macquarie Group Foundation

Staff contributions up 35%

The Macquarie Group Foundation encourages and supports staff to care for the communities where they live and work

MACQUARIE

Macquarie Group Limited

Quarter 1 FY10 update



Annual General Meeting
29 July 2009

Nicholas Moore, Managing Director and Chief Executive Officer

Global government response beginning to restore calm to financial markets

Interbank spreads are falling



Bps
LIBOR to 3m OIS spread
Bps
31 Mar 09
Aus
US
EU
UK
400
350
300
250
200
150
100
50
0
Jan 07
Apr 07
Aug 07
Dec 07
Mar 08
Jul 08
Oct 08
Feb 09
Jun 09
Daily

Commercial paper spreads starting to tighten



Bps
USCP to OIS spread
AA Non-financial
AA Financial
AA Asset-backed
A2/P2 Non-financial
31 Mar 09
700
600
500
400
300
200
100
0
-100
(100)
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09

Credit markets have thawed



Monthly average, $USb
Monthly average, $USb
31 Mar 09
Investment grade corporate bond issuance
140
120
100
80
60
40
20
0
2005
2006
2007
2008
Mar 09 qtr
Jun 09 qtr

Equity markets are rising



Index (1/1/2008=100)
Index (1/1/2008=100)
ASX 200
FTSE 100
Nikkei 225
S&P500
31 Mar 09
100
90
80
70
60
50
40
Sep 08
Oct 08
Nov 08
Dec 08
Jan 09
Feb 09
Mar 09
Apr 09
May 09
Jun 09
Daily

Source: Datastream, Federal Reserve, Macquarie Research

Level of fear is starting to subside


VIX Volatility "Fear" Index
31 Mar 09
90
80
70
60
50
40
30
20
10
0
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Daily

Source: Markit, Macquarie Research, data to 27 Jul 09

Particularly strong equity capital market activity in Australia

MACQUARIE

- Approx $A90b of new equity issued in the Australian market since 1 Nov 08

Equity raisings since 1 Nov 08 as percentage of market capitalisation[1]



% total market capitalisation
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Australia
Europe
US
Asia-Pacific (ex Australia, ex Japan)
Japan
Latin America

1. Capital raisings that have been priced or announced since 1 Nov 08 as a percentage of each region's market capitalisation as at 1 Nov 08. Source: Dealogic, Bloomberg 27 Jul 09

Global financials continued to rebound


MSCI World Diversified Financials Index
Macquarie Group
60
50
40
30
20
Index
Apr-09
May-09
Jun-09
Jul-09

Source: Bloomberg, data current to 27 Jul 09

MACQUARIE

1Q10 update

- Improved operational performance from all major businesses except Macquarie Capital compared to 4Q09
  - Macquarie Capital significantly impacted by timing and size of transactions
- Good contributions from:
  - Macquarie Securities
  - Treasury and Commodities
  - Banking and Financial Services
- Continue to see a number of one-off items including:
  - Gain of approx $A180m on financing acquisition of MIPS and buyback of subordinated debt
  - Unrealised loss of $A200m relating to fair value adjustments of issued fixed rate subordinated debt
- As previously foreshadowed, high levels of cash continue to be a drag on current earnings
- Total staff approx 12,500

1Q10
Activities across the Group

Macquarie Capital

Advisory & ECM
- IPOs: China Zhong-wang
- Secondary placements
  - Rio Tinto, Alumina, Mirvac, DHIL, PRIME Media, Geely Auto, Inspur Internat'l
- Advisory
  - Paperlinx, Crown, Quadrant, Private Equity, New Gold

Funds
- Raisings: $A0.5b
- Asset sales: 24 (23 real estate properties), $A0.6b equity proceeds
- Refinancings: $A2.4b

Macquarie Securities

Cash
- Market volumes up on 4Q09:
  - Australia: up 28%
  - Asia: up 58%
  - Europe: up 10%
  - Canada: up 7%
- Strong performance increase on 4Q09
- Australia: remained No.1[1] with 10.4% market share

ECM
- Australia: $A8.5b
- Asia: $US2.8b
- North America: $US3.1b

Delta 1/Derivatives
- Strong performance increase on 4Q09 but down on pcp due to fall in structured equity trades

Treasury and Commodities

Energy
- Volumes
  - up 27% on Q409
  - up 191% on pcp
- Business activity
  - Growth in US power
  - Entry into European power
  - Growth of coal trading

FX
- Volumes[2]
  - down 22% on 4Q09
  - up 16% on pcp

Metals
- New financing opportunities including coal

Macquarie Funds

Wholesale
- First quartile performance:
  - Credit
  - Global REITs
  - Quantitative equities
- Inflows of $A13b in 1Q10
- Strong pipeline:
  - Global REIT product

Retail
- Non cash products returned to positive fund flows
- First quartile performance:
  - BRIC Advantage emerging market equity funds

Corporate and Asset Finance

- Loan and asset portfolio:
  - up 17% on 4Q09
  - up 40% on pcp
- Approx 80% of gross new loans and asset finance was to Australian corporates[4]

Banking and Financial Services

Private Wealth / Direct
- Clients: 300,000
  - up 9% on 4Q09
  - up 16% on pcp
- MPW ASX retail turnover
  - up 37% on 4Q09
  - down 24% on pcp

Balance sheet
- Total retail deposits:
  - $A13.3b[3]
  - flat on 4Q09
  - up 55% on pcp
- CMA deposits:
  - Inflow of $A0.8b in 1Q10
- Wrap FUA up 8% on 4Q09

1. Source: IRESS - Institutional and retail market share, Jun 09 2. Exclude FX deposits and options 3. As at 30 Jun 09 4. Since the introduction of the Government Guarantee in Nov 08

1Q10
Balance sheet remains very strong

Macquarie Group Limited



31 March 2008
31 March 2009
30 June 2009
$Ab
80
70
60
50
40
30
20
10
0
ST wholesale issued paper (27%)
Other debt[1] maturing in the next 12 mths (17%)
Deposits (18%)
Debt maturing beyond 12 mths (22%)
Equity (12%)
1.1x excess
Cash and liquid assets (28%)
Trading assets (17%)
Loan assets < 1 year (17%)
Loan assets > 1 year (24%)
Equity investments[2] (9%)
ST wholesale issued paper (10%)
Other debt[1] maturing in the next 12 mths (9%)
Deposits (25%)
Debt maturing beyond 12 mths (39%)
Equity (12%)
Hybrid
3.9x excess
Cash and liquid assets (41%)
Trading assets (12%)
Loan assets < 1 year (8%)
Loan assets > 1 year (26%)
Equity investments[2] (10%)
ST wholesale issued paper (10%)
Other debt[1] maturing in the next 12 mths (10%)
Deposits (24%)
Debt maturing beyond 12 mths (39%)
Loan capital
Equity (12%)
4.0x excess
Cash and liquid assets (40%)
Trading assets (11%)
Loan assets < 1 year (8%)
Loan assets > 1 year (27%)
Equity investments[2] (9%)
Assets held for sale
Debt investment securities
PPE & intangibles
Funding sources
Funded assets

1. Includes Structured Notes, Secured Funding, Bonds, Other Bank Loans maturing within the next 12 mths and Net Trade Creditors 2. This represents the Group's co-investment in Macquarie-managed funds and equity investments

Qtr 1 FY10
Further strengthened capital base

- Surplus over minimum regulatory requirements of $A4.3b strengthened by $A1.2b of new ordinary share capital



$Ab
5
4
3
2
1
0
+ $A3.1b
+ $A1.2b
+ $A4.3b
Opening at 31 Mar 09
Capital raisings
Closing at 30 Jun 09[1]

1. Includes other capital movements which broadly offset each other.

MACQUARIE

Update on Specialist Listed Funds

- As outlined in our ASX release on 2 Mar 09, steps are being developed and implemented by a number of the Macquarie Specialist Listed Funds to enhance securityholder value
- These steps are focussed on:
  - Closing the gap between the current security prices and the value of the underlying businesses; and
  - Ensuring funds have an appropriate capital and funding structure for the current funding and economic environment
- Initiatives announced:
  - Agreement to internalise management of MAp and MLE both subject to securityholder approval
  - MCG takeover offer by CPPIB for $A3.00 per stapled security[1]
  - MMG $A50m buyback
  - MCW announced sale of a number of US properties
- Initiatives continue across Specialist Listed Funds

1. Offer comprises a cash offer by CPPIB of $A2.50 and a special capital distribution by MCG of $A0.50 per security

MACQUARIE

Macquarie Group Limited

Outlook

Annual General Meeting
29 July 2009



Nicholas Moore, Managing Director and Chief Executive Officer

MACQUARIE

Outlook

- We continue to maintain a cautious stance with a conservative approach to funding and capital, notwithstanding some improvement in market conditions
- Market conditions continue to be volatile, making short-term forecasting extremely difficult
- 1H10 profit currently estimated to be approx midway between 1H09 and 2H09 levels but remains subject to market conditions and significant swing factors and excludes the impact of one-off items
  - Swing factors include completion rate of transactions, asset realisations and asset prices
  - To date one-off items have broadly offset each other
- Surplus capital and high cash levels, strong team and market conditions provide opportunities for medium term growth building upon:
  - Strength, diversification and global reach of our businesses
  - Ongoing organic growth initiatives and incremental acquisitions
  - Effective risk management

MACQUARIE

Macquarie Group Limited

2009 Annual General Meeting



29 July 2009

MACQUARIE

Macquarie Group Limited



Item 2: Remuneration Report

Annual General Meeting
29 July 2009

Kevin McCann AM, Acting Chairman

MACQUARIE

Remuneration Policy

Driving long-term shareholder returns

Aligning the interests of staff and shareholders

Attracting and retaining high quality people

Success in aligning interests – while overall performance declined, Macquarie is outperforming its peers on NPAT

- Despite decline on previous years, strong NPAT growth, and NPAT growth remains higher than peers

Net Profit After Tax Attributable to Ordinary Equityholders


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Growth: 428 %;
Ten year compound annual
growth rate: 18%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Net Profit After Tax 10 Year Compound Annual Growth Rate

Macquarie versus International Investment Banking Competitors*


35
30
25
20
15
10
5
-
(5)
(10)
Macquarie
International Investment Banking Competitors

Success in aligning interests – while overall performance declined, Macquarie is outperforming its peers on ROE

- Despite decline on previous years, ROE remains higher than peers and generally less volatile than competitors over the same period

10 Year Return on Ordinary Equity
Macquarie versus International Investment Banking Competitors*



40
30
20
10
0
(10)
(20)
(60)
(170)
Macquarie
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

* Source: Bloomberg. Competitors comprise Babcock & Brown, Bear Stearns, Credit Suisse, Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley, UBS.

MACQUARIE

Success in attracting and retaining high quality people

- The global financial crisis has had an impact on staffing levels
- Macquarie has not experienced the same level of reductions as other global financial players
- Many of our global operations have been recruiting strong performers
- Voluntary turnover continues to be low
- Shareholders have benefited from a stable management team

Macquarie's remuneration approach

- Overall remuneration approach:
  - **Use shareholder return drivers (NPAT and ROE)**
  - Employee performance-based remuneration
  - Use equity
  - Use retention mechanisms
  - Provide competitive remuneration and consistency to create staff confidence

MACQUARIE

Macquarie's remuneration approach

- Overall remuneration approach:
  - Use shareholder return drivers (NPAT and ROE)
  - **Employee performance-based remuneration**
  - Use equity
  - Use retention mechanisms
  - Provide competitive remuneration and consistency to create staff confidence

Macquarie's remuneration approach

- Overall remuneration approach:
  - — Use shareholder return drivers (NPAT and ROE)
  - — Employee performance-based remuneration
  - — **Use equity**
  - — **Use retention mechanisms**
  - — Provide competitive remuneration and consistency to create staff confidence

Macquarie's Proposed Remuneration Changes

- Macquarie's proposed remuneration changes build upon existing retention and equity alignment arrangements
- The changes are as follows:
  - — Executive Directors will receive less cash with more profit share being retained as equity
  - — When an Executive Director leaves an increased amount of deferred profit share will be retained for a longer period of time
  - — Further, clawback mechanisms will be enhanced
  - — Finally, fewer options will be granted

MACQUARIE

Interim remuneration arrangements

- Interim remuneration arrangements have been made
  - 50% of all Executive Directors profit share for 2009, is held in cash
  - In the case of the Managing Director and Chief Executive Officer it is 55%
  - No change has been made to prior year retained profit share for Executive Directors
  - Finally, consideration of option grants for Executive Committee members has been deferred
- Once the legislative situation is clarified, final shareholder approval may be sought at a special general meeting
- A decision will depend on when legislation passes through both Houses of Parliament

Macquarie's remuneration approach

- Overall remuneration approach:
  - Use shareholder return drivers (NPAT and ROE)
  - Employee performance-based remuneration
  - Use equity
  - Use retention mechanisms
  - **Provide competitive remuneration and consistency to create staff confidence**

MACQUARIE

Remuneration approach managed through strong governance processes

- Board Remuneration Committee (BRC) is involved with critical remuneration decisions throughout the year
- Key remuneration policies considered by the Non-Executive members of the Board
- The Board pays serious, sustained attention to the design and the operation of remuneration practices for all of Macquarie, not just the most senior executives
- Annually commissions a review of executive remuneration arrangements by independent remuneration consultants, which informs Board decision-making

MACQUARIE

Macquarie Group Limited

2009 Annual General Meeting

29 July 2009



MACQUARIE

Macquarie Group Limited

Glossary

Annual General Meeting
29 July 2009



MACQUARIE

Glossary

$A	Australian dollar
$US	US dollar
1H09	First Half ended 30 September 2009
1H10	First Half ending 30 September 2010
2H09	Second Half ended 31 March 2009
4Q09	Fourth Quarter ended 31 March 2009
1Q10	First Quarter ended 31 March 2010
ASX	Australian Securities Exchange
AUM	Assets Under Management
BFS	Banking and Financial Services
BRC	Board Remuneration Committee
BRIC	Brazil, Russia, India and China
CEO	Chief Executive Officer
CMA	Cash Management Account
CMT	Cash Management Trust
CY2007	Calendar Year 2007
DPS	Dividend Per Share
ECM	Equity Capital Markets
EPS	Earnings Per Share
Ex	Excluding
FTSE	Financial Times and the London Stock Exchange

MACQUARIE

Glossary

FY09	Full year ended 31 March 2009
FY10	Full year ending 31 March 2010
GDP	Gross Domestic Product
IMF	International Monetary Fund
IPO	Initial Public Offering
JV	Joint Venture
LIBOR	London Interbank Offered Rate
M&A	Mergers and Acquisitions
MAp	Macquarie Airports
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group
MCW	Macquarie Countrywide
MFG	Macquarie Funds Group
MGL	Macquarie Group Limited
MIPS	Macquarie Income Preferred Securities
MMG	Macquarie Media Group
MPW	Macquarie Private Wealth
MQG	Macquarie Group Limited (ASX listed)
MSCI	Morgan Stanley Capital International
Mth	Month
No.	Number

MACQUARIE

Glossary



NPAT	Net Profit After Tax
OIS	Overnight Indexed Swap
P.a	Per annum
Pcp	Prior corresponding period
Q1	First Quarter
Qtr	Quarter
Quant	Quantitative
REIT	Real Estate Investment Trust
ROE	Return on Equity
S&P	Standard and Poor
ST	Short Term
TARP	Troubled Asset Relief Program
TSR	Total Shareholder Return
UK	United Kingdom
US	United States of America
USCP	United States Commercial Paper
VIX	Volatility Index
Yr	Year

MACQUARIE

Macquarie Group Limited

2009 Annual General Meeting



29 July 2009